Free Writing Prospectus to Preliminary Pricing Supplement No. 5,941

Registration Statement Nos. 333-250103; 333-250103-01

Dated August 3, 2022; Filed pursuant to Rule 433

Morgan Stanley

2-Year Worst-of SPX, RTY and SX5E Callable Contingent Income Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	S&P 500® Index (“SPX”), Russell 2000® Index (“RTY”) and EURO STOXX 50® Index (“SX5E”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	August 12, 2022
Original issue date:	August 17, 2022 (3 business days after the pricing date)
Maturity date:	August 15, 2024
Call feature:

Beginning on November 17, 2022, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 2 but no more than 5 business days prior to such redemption date, as selected by the calculation agent (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If we call the securities, we will give you notice at least 2 business days before the call date specified in the notice. No further payments will be made on the securities once they have been redeemed.

Contingent quarterly coupon:

If, on each index business day during an observation period, the index closing value of each underlying index is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 9.00% (corresponding to approximately $22.50 per quarter per security) on the related contingent coupon payment date.

If, on any index business day during an observation period, the closing value of any underlying index is less than the coupon barrier level for such index, no contingent quarterly coupon will be paid with respect to that observation period. It is possible that one or more underlying indices will close below the respective coupon barrier level(s) on any index business day during most or all of the observation periods throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity[1]:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and, if payable, the contingent quarterly coupon otherwise due with respect to the final observation period.

If the final index value of any underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation period.
Initial index value:	For each underlying index, the index closing value on the pricing date
Final index value:	For each underlying index, the index closing value on the final observation date
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value

Index performance factor:	Final index value divided by the initial index value
Redemption dates:

Quarterly. See “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below. If any such day is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.

Observation period end-dates:	Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events.
Observation period:

Each observation period will consist of each index business day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each index business day from but excluding the pricing date to and including the first observation period end-date.

Final observation date:	August 12, 2024, subject to postponement for non-index business days and certain market disruption events.
Coupon payment dates:

Quarterly, as set forth under “Observation Period End-Dates, Coupon Payment Dates and Redemption Dates” below. If any such day is not a business day, that quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation period shall be paid on the maturity date.

Coupon barrier level:	65% of the initial index value for each underlying index
Downside threshold level:	65% of the initial index value for each underlying index
CUSIP / ISIN:	61774D2Q9 / US61774D2Q90
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/0000895421/000183988222017417/ms5941_424b2-08727.htm

Observation Period End-Dates	Coupon Payment Dates / Redemption Dates
November 14, 2022	November 17, 2022
February 13, 2023	February 16, 2023
May 12, 2023	May 17, 2023
August 14, 2023	August 17, 2023
November 13, 2023	November 16, 2023
February 12, 2024	February 15, 2024
May 13, 2024	May 16, 2024
August 12, 2024 (final observation date)	August 15, 2024 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-35%	$1,000.00
-36%	$640.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for regular interest payments.

●The securities have early redemption risk.

●The contingent quarterly coupon, if any, is based on the value of each underlying index on each index business day during the related quarterly observation period.

●Investors will not participate in any appreciation in any underlying index.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying indices.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $952.80 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Indices

●You are exposed to the price risk of each underlying index, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

●The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●The securities are linked to the EURO STOXX 50® Index and are subject to risks associated with investments in securities linked to the value of foreign equity securities.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●Adjustments to the underlying indices could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.